

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 16, 2017

Fred Kornberg
Chief Executive Officer
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, NY

>   **Re: Comtech Telecommunications Corp.**
>   **Form 10-K for Fiscal Year Ended July 31, 2016**
>   **Filed October 6, 2016**
>   **File No. 000-07928**

Dear Mr. Kornberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications